UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04028720

May 14, 2004

Daniel E. Wolf, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522

Re: Issuer Tender Offer by Scitex Corporation Ltd.

Dear Mr. Wolf:

We are responding to your letter dated May 14, 2004 to Brian V. Breheny and Nicholas P. Panos, as supplemented by conversations with the staff. We have attached the enclosed photocopy of your correspondence to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, each capitalized term in our letter has the same meaning as the term defined in your letter.

You have requested exemptive relief on behalf of Scitex so that it may extend the period of its issuer tender offer to conduct a four-calendar day additional offering period during which withdrawal rights will not be available as mandated by applicable Israeli law. Without necessarily concurring in your analysis, and based on your oral and written representations and the facts presented in your letter, the Securities and Exchange Commission hereby grants an exemption from Rule 13e-4(f)(2)(i) under the Exchange Act. The exemption from Rule 13e-4(f)(2)(i) of the Exchange Act permits Scitex to eliminate withdrawal rights before commencement of the additional offer period mandated by applicable Israeli law. In granting this exemption, we note that:

- the initial offer period will be open for at least 20 U.S. business days;

- all conditions to the Offer will be satisfied or waived prior to commencement of the additional offer period;

- Scitex intends to conduct a single offer and extend the Offer immediately following completion of the initial offering period to provide for an additional offering period; and

- Scitex intends to pay for all of the securities tendered in both the initial and additional offering periods of the proposed Offer promptly after expiration of the additional offering period in accordance with Israeli law and practice.

The foregoing exemption is based solely on the representations and the facts presented in your May 14, 2004 letter, as supplemented by telephone conversations with the staff. In granting this relief, we note in particular your representations that the additional offering period and its structure are required by Section 328 of the Israeli Companies Law from which no exemptive relief by Israeli authorities is available for this Offer. The relief is strictly limited to the application of the rule listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the facts or representations set forth in your letter change.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offer. The Division of Corporation Finance expresses no views with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transaction.

For the Commission,
by the Division of Corporation Finance,
pursuant to delegated authority,

Mauri L. Osheroff
Associate Director
Division of Corporation Finance

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May 14, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
450 Fifth Avenue
Washington, D.C. 20549
Attention: Brian V. Breheny
Nicholas P. Panos

Re: Request for exemptive relief from a provision of Rule 13e-4(f)(2)(i) promulgated under the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

We are submitting this request for exemptive relief on behalf of our client, Scitex Corporation Ltd., a company organized under the laws of the State of Israel ("Scitex"). Scitex intends to commence an issuer tender offer to purchase ordinary shares of Scitex for aggregate consideration of up to $32 million. Scitex hereby requests that the Securities and Exchange Commission (the "Commission") grant exemptive relief from a provision of clause (f)(2)(i) of Rule 13e-4 ("Rule 13e-4") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), set forth herein to allow Scitex to extend its issuer tender offer and conduct a four-calendar day additional offering period as mandated by applicable Israeli law.

I. **Background**

A. The Issuer and its Principal Shareholders

Scitex is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. Scitex is incorporated under the laws of the State of Israel and is headquartered in Israel. Scitex's address is 3 Azrieli Center, Triangular Tower, 43rd Floor, Tel Aviv 67023, Israel and its telephone number is +972-3-607-5855. Scitex designs, develops, manufactures, markets and supports primarily industrial inkjet digital printing solutions.

Scitex's ordinary shares are traded under the ticker symbol "SCIX" in the United States on the Nasdaq National Market and in Israel on the Tel Aviv Stock Exchange (the "TASE"). In the United States, Scitex's ordinary shares are registered pursuant to Section 12(g) of the Exchange Act. As of May 10, 2004, Scitex had 43,018,413 ordinary shares outstanding (excluding 448,975 ordinary shares purchased on behalf of Scitex under an approved share repurchase program and held by a trustee for the benefit of employees within the framework of one of Scitex's stock option plans). On May 10, 2004, Scitex's last reported sale price on the Nasdaq National Market was $5.59 and on the TASE was NIS 25.66 ($5.54 based on an exchange rate of NIS 4.63 per U.S. dollar).

The two principal beneficial holders of Scitex's ordinary shares are Clal Industries and Investments Ltd., a company organized under the laws of the State of Israel ("Clal"), and Discount Investment Corporation Ltd., a company organized under the laws of the State of Israel ("Discount" and together with Clal, the "Principal Shareholders"). Clal and Discount are each public companies headquartered in Israel and listed on the TASE under the symbols "CII" and "DISI," respectively. Based on a review of the Schedule 13D filed jointly by Clal and Discount with the Commission on July 7, 2003, Clal, through a wholly owned subsidiary, owns an aggregate of 9,540,226 ordinary shares of Scitex, representing approximately 22% of the issued and outstanding shares at May 10, 2004, and Discount, directly and through a wholly owned subsidiary, owns an aggregate of 9,421,794 ordinary shares of Scitex, representing approximately 22% of the issued and outstanding shares at May 10, 2004. Clal and Discount are parties to a voting agreement pursuant to which they have agreed to vote Scitex's ordinary shares held by them in concert with respect to the election of Scitex's directors and with respect to any ordinary resolution submitted to shareholders. Based upon the voting agreement, Clal and Discount may be deemed to share beneficial ownership of their respective shares and therefore currently own beneficially an aggregate of 18,962,020 ordinary shares of Scitex, representing approximately 44% of the issued and outstanding shares at May 10, 2004.

In the manner described below, Scitex has attempted to determine the percentage of Scitex's beneficial shareholders who are U.S. holders (as defined in Instruction 2 to paragraphs (h)(8) and (i) of Rule 13e-4 under the Exchange Act) and the percentage who are non-U.S. holders. Based upon an analysis of a Non-Objecting Beneficial Owners, or NOBO, search conducted in the United States, information obtained from the TASE, the list of Scitex's shareholders of record (including a geographical breakdown) received from Scitex's U.S. transfer agent, reports by the Principal Shareholders and an additional inquiry made by Scitex of an Israeli holder of a significant stake in Scitex, Scitex estimates that U.S. holders are the beneficial owners of up to approximately 35% of the outstanding shares of Scitex (assuming potential beneficial ownership by U.S. holders of any shares of Scitex in respect of which Scitex was unable to determine whether or not such shares are held by U.S. holders) and non-U.S. holders are the beneficial owners of the remaining 65%, in each case, excluding shares held by shareholders holding 10% or more of Scitex's ordinary shares, including the Principal Shareholders. Based on the foregoing estimates, Scitex believes that the proposed issuer tender offer qualifies for the Tier II exemption pursuant to Rule 13e-4(i) under the Exchange Act. Among other things, Rule 13e-4(i)(2)(iii) under the Exchange Act would allow Scitex to comply with Israeli law and practice, rather than the notice of extension requirements of Rule 14e-1(d) under the Exchange Act, and Rule 13e-4(i)(2)(iv) under the Exchange Act would allow Scitex to comply with Israeli law and practice, rather than the prompt payment requirements of Rule 14e-1(c) under the Exchange Act. Although the foregoing exemptions are available to Scitex, Scitex intends, subject to the exemptive relief requested herein, to comply with applicable U.S. law.

B. Applicable Israeli Law

Since Scitex is organized under the laws of the State of Israel and its outstanding shares are traded on the TASE, Scitex's repurchase of its shares is governed by the Israeli Companies Law 1999-5759 (the "Israeli Companies Law"), the Israeli Securities Law, 1968 - 5728 (the "Israeli Securities Law") and the Israeli Securities Regulations (Tender Offer), 2000 – 5760 (the "Israeli Securities Regulations"). The Israeli Companies Law primarily specifies requirements for matters such as corporate formation, corporate governance and related substantive matters. The Israeli Securities Law and the Israeli Securities Regulations primarily provide the disclosure requirements for public companies that are subject to their provisions.

Section 328(a) of the Israeli Companies Law specifies, *inter alia*, that a purchase of the shares of a public company may not be made other than by means of a tender offer in accordance with Part VIII, Chapter 2 of the Israeli Companies Law ("Special Tender Offer") if:

- the result of the purchase would be that the purchaser will own more than 45% of the voting power of the company; and
- no other person owns in excess of 50% of the voting power of the company.

Section 333(b) of the Israeli Companies Law specifies, *inter alia,* that if a person's holdings of voting power of a company increases (including by means of a repurchase by an issuer of its own shares), other than by an acquisition in accordance with the provisions of Section 328(a) of the Israeli Companies Law (*i.e.*, by means of a Special Tender Offer), to a percentage in excess of 45% of the voting power of the company, and no other person owns in excess of 50% of the voting power, then shares in the possession of such person in excess of 45% of the voting power do not carry any voting rights, as long as they are in such person's possession.

In light of Section 333(b) of the Israeli Companies Law and based on the prevailing interpretation of Section 328(a) of the Israeli Companies Law (as confirmed to Scitex's Israeli counsel by the staff of the Israel Securities Authority (the "ISA"), the requirements of Section 328(a) of the Israeli Companies Law apply even if the increase in a shareholder's stake to over 45% of the voting power is not caused by such shareholder's direct acquisition of shares but rather occurs as a result of an "indirect acquisition" such as the result of an issuer tender offer. As described in Section II.A "Conflict between U.S. Law and Israeli Law" below, the ISA is not empowered to grant exemptions under the Israeli Companies Law. Further, Scitex's Israeli counsel is not aware of any issuer tender offers in Israel that may have resulted in one of the issuer's shareholders increasing its stake to over 45% of the voting power (in a case where no other person owned in excess of 50% of the voting power) which was structured other than as a Special Tender Offer. Due to Scitex's proposed repurchase of its shares in the issuer tender offer, the Principal Shareholders, who together beneficially hold approximately 44% of the voting power of Scitex, may end up owning more than 45% (and, possibly, even more than 50%) of the voting power of Scitex, depending on the number of Scitex's ordinary shares tendered by them (if any) and by the other Scitex shareholders in the issuer tender offer. Therefore, Scitex must conduct the purchase of its shares as a Special Tender Offer pursuant to the requirements and proceedings set forth under Israeli law. Otherwise, Scitex's issuer tender offer will be deemed to violate Section 328(a) of the Israeli Companies Law and, pursuant to Section 333(c) of the Israeli Companies Law, such violation would also be deemed a violation of a statutory obligation to its shareholders. In light of the foregoing, based on the Israeli

Companies Law, the Israeli Securities Law and the Israeli Securities Regulations, a Special Tender Offer must meet specified conditions which are applicable to all of Scitex's shareholders, wherever located, including the following:

- the offer must be made available to all of Scitex's shareholders under Section 331(a) of the Israeli Companies Law and Section 5(a) of the Israeli Securities Regulations;

- the offer must result in a purchase of shares representing no less than five percent of the voting power of Scitex under Section 332 of the Israeli Companies Law;

- the offer to, and the manner of acceptance by, each of Scitex's shareholders must be identical under Section 5(b) of the Israeli Securities Regulations;

- the payment of the purchase price must be secured by a guarantee issued by Scitex to a member of the TASE (the "TASE Member") to the satisfaction of the TASE Member under Section 5(d) of the Israeli Securities Regulations, who in turn is required to guarantee such payment under Section 5(e) of the Israeli Securities Regulations;

- as a condition to the completion of the tender offer, the aggregate number of shares tendered in the tender offer must exceed the number of shares represented by objections to the tender offer (under Israeli law, shareholders may accept the offer, not respond to the offer or object to the tender offer being completed) under Section 331(b) of the Israeli Companies Law;[1] and

- upon acceptance of the offer (*i.e.*, upon satisfaction of all of the conditions to the offer), Scitex must provide a four-calendar day additional offering period without withdrawal rights for shares tendered during the initial offering period to allow all other shareholders who have not tendered their shares an opportunity to tender in accordance with Section 331(d) of the Israeli Companies Law and Sections 5(i)(1) and 7(b) of the Israeli Securities Regulations.

1 Pursuant to Section 331(c) of the Israeli Companies Law, in making this calculation, votes of (i) the Principal Shareholders, (ii) any party controlling, controlled by, or under common control with the Principal Shareholders and (iii) votes of anyone acting on behalf of any of the foregoing, including their respective family members and any entities controlled by them, are generally excluded.

Scitex is attempting to structure an issuer tender offer in the United States and Israel that complies with the requirements of the Exchange Act as well as the requirements of the Israeli Companies Law, the Israeli Securities Law and the Israeli Securities Regulations. Scitex's Israeli counsel applied to the ISA to for exemptions from certain aspects of the Israeli Securities Law to enable the proposed issuer tender offer to be conducted simultaneously in the United States and Israel. The ISA has granted relief in a number of areas including allowing the offer to be conducted as a unified offer in both the United States and Israel and permitting Scitex to distribute an English language offer to purchase in both the United States and Israel in a manner described in Section C "Proposed Offer Structure" below.

We, on behalf of Scitex, have consulted with the Staff of the Commission's Office of Mergers and Acquisitions (the "Staff"). In the course of these consultations, it was recommended that we request exemptive relief from a provision of Rule 13e-4(f)(2)(i) as set forth in this letter.

C. Proposed Offer Structure

Scitex proposes to offer to purchase (the "Offer") up to $32 million of its ordinary shares in an issuer tender offer to be conducted in both the United States and Israel. The offer price in the Offer will be determined based on the average of the last reported sale prices of Scitex's ordinary shares as quoted on the Nasdaq National Market for the three trading days ending one business day prior to the commencement of the Offer. Assuming, for purposes of this letter, that the tender offer would be priced based on Scitex's last reported sale price on the Nasdaq National Market on May 10, 2004, Scitex proposes to purchase up to 5,724,508 of its ordinary shares representing approximately 13.3% of its issued and outstanding ordinary shares (excluding 448,975 ordinary shares purchased on behalf of Scitex under an approved share repurchase program and held by a trustee for the benefit of employees within the framework of one of Scitex's stock option plans). If a number of Scitex's ordinary shares are tendered such that, if accepted for payment, Scitex would be required to pay aggregate consideration of more than $32 million, Scitex would purchase a pro rata number of shares from all tendering shareholders so that it purchases a number of ordinary shares that results in aggregate consideration of $32 million.

The Offer would be conditioned, *inter alia*, on there being ordinary shares representing at least 7.5% of the voting power of Scitex validly tendered and not properly withdrawn before the completion date of the initial offering period (the "Minimum Condition").

The Offer would be open for an initial offering period of not less than 20 U.S. business days (and, pursuant to Israeli law, not less than 21 calendar days). Under Israeli law, if the applicable conditions to a Special Tender Offer have been met at the completion of the initial offering period, the shareholders who have not yet responded to the offer and/or who have objected to the offer must be provided a four-calendar day additional offering period during which they may tender their shares. By 9:00 am Eastern time on the business day following completion of the initial offering period, Scitex would announce to the shareholders (i) the results of the initial offering period, including whether or not the conditions to the Offer have been satisfied and the approximate number and percentage of securities tendered to date and (ii) if the conditions to the Offer have been satisfied, that it is extending the offering period following the completion of the initial offering period for a four-calendar day additional offering period. There would be no withdrawal rights during such additional offering period for shares previously tendered in the Offer. Scitex would disclose in the offer to purchase that there would be an extension of the initial offering period to provide for an additional offering period of four-calendar days following the completion of the initial offering period. Scitex would pay for shares that are tendered in the initial offering period and the additional offering period promptly following the expiration of the additional offering period, subject to proration, if any. Such proration would be determined promptly following the expiration of the additional offering period. This information would be prominently disclosed in the offer to purchase distributed to Scitex's shareholders.

Prior to the commencement of the Offer, Scitex would engage a TASE Member to act as escrow agent and would deposit cash in an escrow account in the amount of $32 million, the maximum aggregate consideration to be paid in the Offer. Promptly following the completion of the additional offering period, Scitex would determine the appropriate proration factor, if any. The escrow agent would, promptly following this determination, pay the Israeli and U.S. depositaries for the shares tendered and accepted by Scitex without further involvement from Scitex, with such depositaries to make appropriate payments to tendering shareholders. We have been advised by Scitex's Israeli counsel, that under Israeli law, Scitex would be required to make payments to shareholders who have tendered their shares in the Offer promptly following the expiration of the four-calendar day additional offering period. While the practice in Israel for Special Tender Offers for shares of Israeli public companies listed on the TASE is to make payments to Israeli shareholders who have tendered their shares in the Offer on the first Israeli business day following the expiration of the four-calendar day additional offering period, such schedule would not be feasible in the Offer, primarily due to the procedures required in the United States for calculating the number of shares tendered and facilitating the payment through the U.S. depositary. Based on conversations among Scitex's Israeli counsel and the likely

U.S. depository and Israeli depositary for the Offer, Scitex estimates that shareholders (both in Israel and the U.S.) would be paid within no more than three to four business days following the expiration of the additional offering period.

As described above, subject to the exemptive relief requested herein, it is intended that the Offer will be structured as a single offer made in both the United States and in Israel. The Offer would be made in the United States and in Israel pursuant to an English language offer to purchase. In addition, Israeli shareholders would also receive a Hebrew language cover page complying with the Israeli regulations. A translation to English of the Israeli cover page would be filed as an exhibit to the Schedule TO. The consideration offered, and all other terms of the Offer, would be identical for all holders of Scitex's ordinary shares.

II. Additional Offering Period

A. Conflict between U.S. Law and Israeli Law

Israeli law

We have been advised by Scitex's Israeli counsel as follows: under Section 331(d) of the Israeli Companies Law and Section 5(i)(1) of the Israeli Securities Regulations, if the Offer has been accepted (*i.e.*, all the conditions to the Offer, including the minimum condition, have been satisfied) at the end of the initial offering period, Scitex is required to publicly announce within one day (i) the results of the initial offering period and (ii) that all of its shareholders that have not responded to the Offer or have objected to the Offer will be provided with a four-calendar day additional offering period (counted from the end of the initial offering period) in which to tender their shares. In accordance with the prevailing interpretation (as confirmed to Scitex's Israeli counsel by the ISA) of Section 331(d) and pursuant to the provisions of the Israeli Securities Regulations, during the four-calendar day additional offering period, no withdrawal rights are applicable to shares previously tendered. Further, once Scitex has announced at the end of the initial offering period that the Offer has been accepted, no further conditions to the Offer apply and Scitex becomes irrevocably bound to purchase, subject to proration, the shares tendered in the Offer (*i.e.*, in both the initial offering period and the four-calendar day additional offering period). The purpose of this requirement under Israeli law is to provide shareholders with additional protection. It appears that the Israeli legislature's rationale in mandating this additional offering period was to address the so-called "prisoner dilemma" by allowing the shareholders the opportunity to wait and see if the Offer is indeed accepted (*i.e.*, all of the conditions to the Offer have been satisfied) and only then decide whether to tender their shares. If withdrawal rights were to be permitted, withdrawals during the additional offering period of shares previously tendered could cause the minimum condition to become unsatisfied (despite previously having been satisfied upon the completion of the initial offering period), thus undermining the intended protection afforded by the additional offering period. In the experience of Scitex's Israeli counsel, all Special Tender Offers in Israel are structured without withdrawal rights during the four-calendar day additional offering period with respect to shares previously tendered.

We have also been informed by Scitex's Israeli counsel that the Companies Regulations (Alleviation for Public Companies Whose Shares are Listed on a Stock Exchange Outside of Israel), 5760-2000 provide a general exemption from Section 328(a) of the Israeli Companies Law which, as described above, requires Scitex to purchase its shares only by means of a Special Tender Offer. The exemption is applicable, among other things, to companies whose securities were listed on a stock exchange outside of Israel, and which became listed on the TASE after the effective date of the Israeli Companies Law and are still so listed. Scitex satisfies these requirements. This exemption only applies, however, if the law of the non-Israeli jurisdiction in which the company's shares are listed includes "a restriction on the purchase of control of a certain percentage in the company, or provides that the purchase of control of a certain percentage in the company would also require the purchaser to commence a tender offer to the public shareholders." We have been informed by Scitex's Israeli counsel that, under relevant interpretations of Israeli law, this exemption does not apply to companies whose shares are traded in the U.S. since there is no provision under U.S. law that is deemed to meet this requirement, and therefore this exemption is not available with respect to the Offer. Under the Israeli Companies Law, the Minister of Justice may adopt regulations, including regulations which provide general exemptions from provisions of the Israeli Companies Law. The general exemption described above was adopted pursuant to this authority. The Israeli Companies Law does not, however, grant the Minister of Justice or any other governmental body the authority to grant exemptive relief on a case-by-case basis.

The foregoing differs from the Israeli Securities Law and the regulations promulgated thereunder. The Israeli Securities Law empowers the ISA or its Chairman to grant exemptions and other relief with respect to disclosure matters relating to tender offers and the related offering materials, but not with respect to the provisions of the Israeli Companies Law. The ISA orally confirmed to Scitex's Israeli counsel that the correct interpretation of Section 331(d) of the Israeli Companies Law is that no withdrawal rights are applicable to the previously tendered shares during the four-calendar day additional offering period and that, even if the ISA was to grant exemptive relief from the requirement that the four-calendar day additional offering period be conducted without withdrawal rights, the ISA's exemptive authority (as the ISA noted) does not extend to matters governed by the Israeli Companies Law. In fact, there is no Israeli regulatory body or other governmental entity that has statutory authority to grant such exemptions on a case-by-case basis.

U.S. law

Extension of the Offering Period. Pursuant to Rule 13e-4(f)(2)(i) under the Exchange Act, an issuer making an issuer tender offer is required to permit securities tendered pursuant to the offer to be withdrawn at any time during the period such tender offer remains open. In order to permit Scitex to conduct the four-calendar day additional offering period in accordance with Israeli law, Scitex must extend the offering period following the completion of the initial offering period for a four-calendar day additional offering period. In accordance with the prevailing interpretation (as confirmed to Scitex's Israeli counsel by the ISA) of Section 331(d) of the Israeli Companies Law and pursuant to the provisions of the Israeli Securities Regulations, no withdrawal rights are available to holders who have previously tendered their shares in the Offer during such four-calendar day additional offering period. Accordingly, Scitex is requesting an exemption from a provision of Rule 13e-4(f)(2)(i) under the Exchange Act in order to permit Scitex to extend the offering period following the completion of the initial offering period by the four-calendar day additional offering period as required by Israeli law without offering withdrawal rights to shareholders who have previously tendered their shares in the Offer. In particular, Scitex requests relief from the requirement of Rule 13e-4(f)(2)(i) that Scitex allow securities previously tendered pursuant to the issuer tender offer to be withdrawn at any time during the four-calendar day additional offering period.

Subject to the relief described above, (i) the extension of the initial offering period to provide for the four-calendar day additional offering period will constitute an extension of the initial offering period and not a separate tender offer in respect of which a new offering period with a minimum duration of 20 business days must be provided in accordance with Rule 13e-4(f)(1)(i), and (ii) Scitex's purchases during the four-calendar day additional offering period will constitute purchases pursuant to Scitex's issuer tender offer and therefore will not be deemed to be made in violation of the requirement of Rule 13e-4(f)(6) that Scitex not make any purchases of Scitex's ordinary shares until the expiration of at least 10 business days after the date of termination of Scitex's issuer tender offer.

Prompt Payment. Pursuant to Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act, an issuer making an issuer tender offer is required to pay the consideration offered promptly after the termination of the offer. As explained previously, as a result of the requirement of Israeli law to provide the four-calendar day additional offering period, Scitex expects the proration to be determined, and the payment for the tendered shares to be made, within no more than three to four business days following the completion of the additional offering period. In that regard, we note that in the case of an issuer tender offer that qualifies for a Tier II exemption, Rule 13e-4(i)(2)(iv) under the Exchange Act provides that "payment made in accordance with the requirements of the home jurisdiction law or practice will satisfy the requirements of Exchange Act Rule 14e-1(c)." Although the prompt payment requirement is also embodied in Rule 13e-4(f)(5), the language of Rule 13e-4(i)(2)(iv), combined with the intent of the rule, appears to apply also to the requirement of prompt payment under Rule 13e-4(f)(5), notwithstanding the lack of a specific reference to Rule 13e-4(f)(5) in Rule 13e-4(i)(2)(iv) under the Exchange Act.

Even if the Staff disagrees with the analysis in the preceding paragraph regarding the applicability of Rule 13e-4(i)(2)(iv) to the requirements of Rule 13e-4(f)(5), we believe that the proposed payment schedule would satisfy the requirements of prompt payment under Rule 13e-4(f)(5) and Rule 14e-1(c). In that regard, we note that if the Staff concurs in our view that "termination" of the issuer tender offer for purposes of Rule 13e-4(f)(5) and Rule 14e-1(c) refers to the expiration of the additional offering period[2], then we believe that the contemplated payment schedule clearly complies with the requirement of prompt payment as payment will be made no more than three to four business days following the end of the four-calendar day additional offering period. However, even if the Staff does not concur in our view that the "termination" of the issuer tender offer refers to the expiration of the additional offering period but rather to the completion of the initial offering period, we believe that the above contemplated payment schedule still complies with the requirement of prompt payment as the payment is expected to be made no more than three to four business days following the four-calendar day additional offering period that will immediately follow the completion of the initial offering period. While the rules do not define "promptly," based on the practical payment and settlement practices in the financial community we believe that paying the consideration offered for the tendered shares pursuant to the above payment schedule satisfies the requirement of prompt payment. In that regard, we note that (i) an amount sufficient to pay for the maximum number of shares tendered for in the Offer will be deposited in an escrow account with a TASE Member prior to commencement of the Offer and the offer price for shares that are validly tendered will be paid as soon as practicable following the four-calendar day additional offering period, subject to proration, and (ii) any delay in payment due to the contemplated

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2 In that regard, we note that Rule 13e-4(a)(5) defines the word "termination" to mean the date after which securities may not be tendered pursuant to an issuer tender offer and that Scitex's ordinary shares may still be tendered during the proposed additional offering period.

payment schedule is insignificant relative to the practical payment and settlement practices in the financial community.

B. Importance of Requested Relief to Scitex

Requiring a four-calendar day additional offering period without withdrawal rights for shares previously tendered is a critical protective feature provided to shareholders under Israeli law, for which no Israeli exemptive relief is available under the Israeli Companies Law. In order for Scitex to purchase any of its shares in a transaction that may result in the Principal Shareholders owning more that 45% of its voting power, Scitex must conduct a tender offer that complies with this requirement. Based on the above, there is a direct conflict between the requirements of Israeli law and the requirements of U.S. law. Without obtaining the exemptive relief requested herein, conducting the Offer in a manner that would allow withdrawal rights during the four-day additional offering period for shares tendered during the initial offering period (as would otherwise be required by U.S. law) may well run afoul of Israeli law.

We note that Scitex is not seeking to bifurcate the Offer into two separate and concurrent offers as permitted by Rule 13e-4(i)(2)(ii) under the Exchange Act. Even if Scitex was able to bifurcate the Offer into two separate and concurrent offers, Scitex would still be required under Section 331(d) of the Israeli Companies Law to provide a four-calendar day additional offering period without withdrawal rights to all shareholders, including those tendering in the U.S. portion of a bifurcated offer. Accordingly, bifurcating the Offer would not resolve the direct conflict between Israeli law and U.S. law and, therefore, would not enable Scitex to complete the Offer without the exemptive relief requested in this letter.

C. Granting of Requested Relief will not Compromise Protection of U.S. Shareholders

The additional offering period under Israeli law is designed to provide additional protection to shareholders. Shareholders would be afforded the right to wait and see if all conditions to the Offer have been satisfied prior to tendering their shares. Scitex would disclose its intention to extend the initial offering period by disclosing its intention to provide an additional offering period in the offer to purchase related to the Offer. U.S. holders of Scitex's ordinary shares who are concerned about tendering their shares in a manner that will leave them without withdrawal rights during any part of the Offer can wait until the initial offering period has ended before tendering their shares in the additional offering period.

As described above, (i) Scitex will deposit an amount sufficient to pay the maximum number of shares tendered for in the Offer (subject to proration) in an escrow account with a TASE Member prior to commencement of the Offer, (ii) once Scitex has announced at the end of the initial offering period that the Offer has been accepted, no further conditions to the Offer apply and Scitex becomes irrevocably bound to purchase, subject to proration, the shares tendered in the Offer, and (iii) the offer price for shares that are validly tendered (subject to proration) will be paid as soon as practicable following the four-calendar day additional offering period without further involvement from Scitex. Such payment procedures, coupled with the irrevocability of the Offer following its acceptance at the end of the initial offering period, ensure that Scitex will not be able to capitalize at the expense of its shareholders on market information that becomes available following the completion of the initial offering period. Because all of the conditions to the Offer are irrevocably satisfied prior to the commencement of the additional offering period, Scitex is not able to exercise any discretion that would allow it to shift the economic risk of ownership of Scitex's ordinary shares (by either waiving conditions or deeming conditions to not be fulfilled) to shareholders who may have tendered their shares in the Offer.

Further, we submit that the direct conflict between Israeli law and U.S. law is not otherwise resolvable absent a grant of the requested relief from the Commission. As discussed above, no Israeli regulatory body or other governmental entity has statutory authority to grant exemptive relief on a case-by-case basis from the requirement of the Israeli Companies Law to provide the four-calendar day additional offering period without withdrawal rights. We also note that there is no structural solution to this direct conflict between Israeli law and U.S. law, such as bifurcating the Offer, because, as discussed above, under Section 331(d) of the Israeli Companies Law, Scitex would still be required to provide a four-calendar day additional offering period without withdrawal rights to all shareholders, including those tendering in the U.S. portion of a bifurcated offer.

In light of the foregoing, we believe that the relief requested herein is consistent with the guidance contained in the Commission's release: Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings, Securities Act Release No. 33-7759 (October 26, 1999) (the "Cross-Border Release").[3] Moreover, the Cross-Border Release provides that "[w]hen U.S. ownership is greater than 40 percent, the staff will consider relief on a case-by-case basis only when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction. Any relief would be limited to what is necessary to accommodate conflicts between the regulatory schemes and

3 *See* fn 41 to the Cross-Border Release and accompanying text.

practices."[4] In the proposed Offer, U.S. ownership will be less than 40 percent. While the Cross-Border Release appears logically to imply that a less stringent standard would apply in such an instance, Scitex is not seeking to apply a less stringent standard as (i) a direct conflict between U.S. and Israeli law does exist and (ii) the relief sought is limited to what is necessary to accommodate conflicts between the U.S. and Israeli regulatory schemes and practices.

We also believe that the requested relief is consistent with the relief granted in a number of instances by the Commission with respect to an additional offering period (without withdrawal rights) that was conducted in connection with a third party tender offer following the time that such tender offer became irrevocable as to acceptance of shares tendered in such offer.[5]

In addition to the foregoing and to the intent behind the Israeli Special Tender Offer provisions being to provide additional protection to shareholders, compliance with such procedures also arguably further benefits U.S. holders in the form of additional disclosure and processes as, but for the Israeli requirement to conduct the transaction by means of Special Tender Offer, Scitex, were it a U.S. company, would likely be able to effect the repurchase of its shares contemplated by the Offer by means of open market purchases or a block purchase, without being subject to the disclosure and process requirements of a formal tender offer.

III. <u>Requested Exemptive Relief</u>

Based on the foregoing, Scitex respectfully requests:

- relief from the requirement of Rule 13e-4(f)(2)(i) that Scitex allow securities previously tendered pursuant to the issuer tender offer to be withdrawn at any time during the four-calendar day additional offering period.

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4 Fn 41 to the Cross-Border Release.

5 See, *e.g.*, Re: Tender Offer by Madison Dearborn Partners, LLC for Jefferson Smurfit Group PLC (dated July 9, 2002); Re: Amerada Hess Corporation Offer for Shares and ADSs of LASMO plc (dated December 13, 2000); Order of Exemption In the Matter of Global TeleSystems Group, Inc. Offer to Purchase the Ordinary Shares and American Depositary Shares of Esprit Telecom Group plc (dated February 2, 1999; Exchange Act Release No. 34-41013, International Series Release No. 1181); and Order of Exemption In the Matter of Bell Cablemedia Plc ("BCM") Offer to Purchase all outstanding shares of Videotron Holdings Plc; Newco (a subsidiary of Cable & Wireless Public Limited Company) Offer to Purchase, respectively, all outstanding Ordinary Shares and ADSs of BCM, and all outstanding stapled units of NYNEX CableComms Group PLC and NYNEX CableComms Group Inc. (dated December 9, 1996; Exchange Act Release No. 34-38030, International Series Release No. 1035).

Please note that the factual representations and conclusions in this letter, as well as the representations as to Israeli law contained herein, have been provided to us by other parties and we have not undertaken any independent investigation of these matters.

In light of Scitex's timetable, we respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions or comments with respect to this matter, please call me at (212) 735-3688. If for any reason you do not concur with any of the views expressed in this letter, we respectfully request an opportunity to confer with you prior to any written response.

Sincerely,

Daniel E. Wolf